SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

DENISON INTERNATIONAL PLC

(Name of Subject Company)

DENISON INTERNATIONAL PLC

(Name of Person(s) Filing Statement)

Ordinary Shares, $0.01 par value per share, and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

248335101

(CUSIP Number of Class of Securities)

Bruce A. Smith

Chief Financial Officer

Denison International plc

14249 Industrial Parkway

Marysville, OH 43040

(937) 644-4437

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Laurence D. Weltman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Denison International plc, a public limited company organized under the laws of England and Wales (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2003 (the “Schedule 14D-9”), with respect to the offer made by Parker-Hannifin Corporation, an Ohio corporation (“Purchaser”), to purchase all of the Ordinary Shares, $0.01 par value per share, of the Company (the “Ordinary Shares”), and the American Depositary Shares each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), that are outstanding at any time during the Offer (as hereinafter defined), and all of the issued and outstanding A Ordinary Shares, £8.00 par value per share, of the Company (the “A Ordinary Shares”), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated December 19, 2003, and in the related Letter of Transmittal and Form of Acceptance (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as the same may be amended from time to time, that was initially filed by Purchaser with the Commission on December 19, 2003.

ITEM 9.    EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

“(a)(1)(D)    Denison International Stock Option Plan Notice of Exercise and Form of Acceptance (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO of Purchaser filed with the Commission on December 31, 2003).

(a)(2)(A)    Letter from J. Colin Keith, Chairman of the Board of Directors of the Company, to optionholders of the Company, dated December 31, 2003 (filed with Amendment No. 1 to the Schedule 14D-9).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DENISON INTERNATIONAL PLC

By:	/S/ J. COLIN KEITH

Name: J. Colin Keith
Title: Chairman

Dated:    December 31, 2003

Exhibit No.	Description

(a)(1)(D)	The Denison International Stock Option Plan Notice of Exercise and Form of Acceptance (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 1 to the Schedule TO of Purchaser filed with the Commission on December 31, 2003).

(a)(2)(A)	Letter from J. Colin Keith, Chairman of the Board of Directors of the Company, to optionholders of the Company, dated December 31, 2003.*

*	Filed herewith.